Exhibit (a)(5)(F)

IN THE CIRCUIT COURT OF COOK COUNTY, ILLINOIS

COUNTY DEPARTMENT, CHANCERY DIVISION

BOB BERG, Individually and on Behalf of All Others Similarly Situated,

Plaintiff,

vs.

TELULAR CORPORATION, AVISTA CAPITAL PARTNERS, ACP TOWER HOLDINGS, LLC, ACP TOWER MERGER SUB, INC., JOSEPH A. BEATTY, BRIAN J. CLUCAS, LAWRENCE S. BARKER, M. BRIAN McCARTHY, JOHN W. HANDY, BETSY BERNARD and JEFFERY JACOBOWITZ,

Defendants.

) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) )	Case No. CLASS ACTION COMPLAINT FOR BREACH OF FIDUCIARY DUTY

Plaintiff Bob Berg (“plaintiff’), by his attorneys, individually and on behalf of all others similarly situated, submits this Complaint for Breach of Fiduciary Duty against the herein-named defendants, and upon information and belief, alleges as follows:

SUMMARY OF THE ACTION

1.                                      This is a direct shareholder class action brought by plaintiff individually and on behalf of the holders of Telular Corporation (“Telular” or the “Company”) common stock against Telular, the Company’s Board of Directors (the “Board”), and Avista Capital Partners, ACP Tower Holdings, LLC, and ACP Tower Merger Sub, Inc. (collectively “Avista”), arising out of the proposed acquisition of Telular by Avista (the “Proposed Acquisition”).  In pursuing the Proposed Acquisition, each of the defendants has violated applicable law by directly breaching and/or aiding and abetting breaches of fiduciary duties of loyalty and due care owed to plaintiff and the proposed class.

2.                                      Headquartered in Chicago, Illinois, Telular develops and distributes products and services that utilize wireless networks to provide data connectivity among people and machines in the United States and Canada.  It provides its Telguard solution, which consists of a specialized terminal unit that interfaces with commercial security control panels and then communicates with Telular’s event processing servers to provide real-time transport of alarm signals from residential and commercial locations to an alarm company’s central monitoring station.  The Company’s Telguard solution supports residential and commercial security dealers.  It also offers TankLink solution, which combines a specially designed cellular communicator, wireless data services, and a Web-based application, which allows end-users to remotely monitor the level of product contained in a given tank vessel.  The Company provides Tank Link systems for use in fuel and lubricant tanks, as well as in industrial chemicals, food additives, and waste water treatment.  In addition, it operates as a wireless data reseller and service provider.  Telular sells its products through a sales network to security equipment distributors and security dealers.

3.                                      On April 29, 2013, Telular and Avista announced that that they had entered into a definitive agreement (the “Merger Agreement”) pursuant to which Avista will purchase Telular for $12.61 per share net in cash and approximately $18.5 million in assumed net debt, or approximately $253 million in total consideration.  The Proposed Acquisition price of $12.61 per share undervalues Telular’s intrinsic value and stand-alone alternatives going forward.

4.                                      The Proposed Acquisition is the product of a hopelessly flawed process that is designed to ensure the sale of Telular to Avista on terms preferential to defendants and other Telular insiders and to subvert the interests of plaintiff and the other public stockholders of the Company.  The Proposed Acquisition is being driven entirely by the vacuum created by the recent retirement of the Company’s Chief Executive Officer (“CEO”) and President, Joseph A. Beatty (“Beatty”), who announced his retirement on January 27, 2013, effective May 4, 2013.  Beatty’s retirement left the Company ripe for a fire sale to a bidder like Avista, who has promised to give Company management employment with the post-acquisition entity.

5.                                      The Proposed Acquisition, if consummated, will give Beatty the best of both worlds.  He will retire as anticipated once the Proposed Acquisition closes, and will be able to immediately cash out all his illiquid equity holdings in the Company and secure his entire golden parachute payments when he is cashed out with the rest of the Company’s shareholders.  Absent the Proposed Acquisition, Beatty would have had to wait years for his compensation to vest and become exercisable, and even then he would have been precluded by insider trading rules and business realities from dumping his stock on the open market.

6.                                      The Board and Company management will also directly benefit from the Proposed Acquisition, as they will also be able to cash out their millions of dollars in illiquid Company holdings.  Thus, Board members are conflicted and serving their own financial interests rather than those of Telular’s other shareholders.

7.                                      The Proposed Acquisition price drastically undervalues the Company’s prospects and is the result of an entirely unnecessary sales process.  On January 31, 2013, the Company reported first quarter 2013 adjusted EBITDA of $5.9 million, and reiterated guidance for fiscal year 2013 adjusted EBITDA of $23.5 to $25.5 million.  The Company also paid shareholders a dividend of $2 million.  The positive import of that news, however, was stymied by the announcement of Beatty’s retirement and the lack of any real succession plan for a CEO, which put a temporary damper on the Company’s sales.  Rather than undertake a stand-alone go forward process, the Board decided to run a fire sale for the Company and select the first bidder willing to retain management and take the Company private, thus alleviating the Board from have to preside over a publicly-traded company during management turnover.  That unfair process resulted in the unfair Proposed Acquisition.

8.                                      In order to lock up the Proposed Acquisition, and the material benefits for themselves and Company management, the Board agreed to numerous preclusive deal protection devices that guarantee the success of the Proposed Acquisition for Avista.  These provisions include: (i) a window-dressing go-shop designed to make the process appear fair when it is not, followed by a no-shop clause that prevents Telular from providing confidential Company information to, or even communicating with, potential competing bidders except under extremely limited circumstances; (ii) information rights that require Telular to share highly sensitive information about potential competing proposals with Avista; (iii) matching rights that allow Avista four business days to match any superior proposal; (iv) a termination fee provision that requires Telular to pay Avista as much as $8.2 million if Telular terminates the Proposed Acquisition in favor of a competing proposal; (v) a tender offer structure for the Proposed Acquisition that will unduly limit the time competing bidders have to put together a proposal; and (vi) a top-up provision that will allow defendants to close the Proposed Acquisition without a shareholder vote and skirt the requirement under the law that at least 90% of shareholders must consent by tender before a short-form merger can be accomplished.  These provisions unduly bind the Board to the Proposed Acquisition and make it highly unlikely that the Board will fulfill its fiduciary duties in the future without this Court’s intervention.

9.                                      In pursuing the unlawful plan to sell the Company for less than fair value and pursuant to an unfair process, defendants have breached their fiduciary duties of loyalty, due care, independence, candor, good faith and fair dealing, and/or have aided and abetted such breaches.  Moreover, the deal protection devices operate to block any other potential acquirers, rendering unlikely any alternative proposals to acquire Telular.  Consequently, immediate judicial intervention is warranted here to rectify existing and future irreparable harm to the Company’s shareholders.  Plaintiff seeks equitable relief only to enjoin the Proposed Acquisition or, alternatively, rescind the Proposed Acquisition in the event it is consummated.

JURISDICTION AND VENUE

10.                               This Court has jurisdiction over Telular because Telular conducts business in Illinois, as it has at all relevant times been located at 311 South Wacker Drive, Suite 4300, Chicago, Illinois 60606.  This action is not removable.

11.                               Venue is proper in this Court because the conduct at issue took place and had an effect in this County, and Telular is headquartered in this County.

PARTIES

12.                               Plaintiff Bob Berg is, and at all material times was, a shareholder of Telular.

13.                               Defendant Telular is a Delaware corporation with its principal place of business located at 311 South Wacker Drive, Suite 4300, Chicago, Illinois 60606.  Telular is sued herein as an aider and abetter.

14.                               Defendant Avista Capital Partners is a leading private equity firm with over $5 billion under management and offices in New York, Houston and London.  Founded in 2005, Avista Capital Partners’ strategy is to make controlling or influential minority investments in growth-oriented energy, healthcare, communications and media, industrials, and consumer businesses.  Avista Capital Partners is sued herein as an aider and abetter.

15.                               Defendant ACP Tower Holdings, LLC is a wholly-owned subsidiary of Avista Capital Partners.  ACP Tower Holdings, LLC is sued herein as an aider and abetter.

16.                               Defendant ACP Tower Merger Sub, Inc. is a wholly-owned subsidiary of Avista Capital Partners.  ACP Tower Merger Sub, Inc. is sued herein as an aider and abetter.

17.                               Defendant Beatty is, and at all material times was, President, CEO and a director of Telular.

18.                               Defendant Brian J. Clucas is, and at all material times was, a director of Telular.

19.                               Defendant Lawrence S. Barker is, and at all material times was, a director of Telular.

20.                               Defendant M. Brian McCarthy is, and at all material times was, a director of Telular.

21.                               Defendant John W. Handy is, and at all material times was, a director of Telular.

22.                               Defendant Betsy Bernard is, and at all material times was, a director of Telular.

23.                               Defendant Jeffery Jacobowitz is, and at all material times was, a director of Telular.

24.                               The defendants identified in 717-23 above are sometimes collectively referred to herein as the “Individual Defendants.”

CLASS ACTION ALLEGATIONS

25.                               Plaintiff brings this action on his own behalf and as a class action on behalf of all holders of Telular stock who are being and will be harmed by defendants’ actions described below (the “Class”).  Excluded from the Class are defendants herein and any person, firm, trust, corporation, or other entity related to or affiliated with any defendants.

26.                               This action is properly maintainable as a class action under 735 III. Comp. Stat. 5/2-801.

27.                               The Class is so numerous that joinder of all members is impracticable.  According to the Company’s latest annual report filed with the U.S. Securities and Exchange Commission (“SEC”), there are over 17 million shares of Telular common stock outstanding.  These shares are held by hundreds, if not thousands, of beneficial holders.

28.                               There are questions of law and fact which are common to the Class and which predominate over questions affecting solely individual Class members.  The common questions include, inter alia, the following:

(a)                                 whether the Individual Defendants have breached their fiduciary duties of undivided loyalty, independence, or due care with respect to plaintiff and the other members of the Class in connection with the Proposed Acquisition;

(b)                                 whether the Individual Defendants have breached their fiduciary duty to secure and obtain the best price reasonable under the circumstances for the benefit of plaintiff and the other members of the Class in connection with the Proposed Acquisition;

(c)                                  whether the Individual Defendants have breached any of their other fiduciary duties to plaintiff and the other members of the Class in connection with the Proposed Acquisition, including the duties of good faith, diligence, honesty and fair dealing;

(d)                                 whether the defendants, in bad faith and for improper motives, have impeded or erected barriers to discourage other strategic alternatives, including offers from interested parties for the Company or its assets;

(e)                                  whether plaintiff and the other members of the Class would be irreparably harmed were the transactions complained of herein consummated; and

(f)                                   whether Telular and Avista are aiding and abetting the wrongful acts of the Individual Defendants.

29.                               Plaintiff’s claims are typical of the claims of the other members of the Class and plaintiff does not have any interests adverse to the Class.

30.                               Plaintiff is an adequate representative of the Class, has retained competent counsel experienced in litigation of this nature, and will fairly and adequately protect the interests of the Class.

31.                               The prosecution of separate actions by individual members of the Class would create a risk of inconsistent or varying adjudications with respect to individual members of the Class which would establish incompatible standards of conduct for the party opposing the Class.

32.                               Plaintiff anticipates that there will be no difficulty in the management of this litigation.  A class action is superior to other available methods for the fair and efficient adjudication of this controversy.

33.                               Defendants have acted on grounds generally applicable to the Class with respect to the matters complained of herein, thereby making appropriate the relief sought herein with respect to the Class as a whole.

THE INDIVIDUAL DEFENDANTS’ FIDUCIARY DUTIES

34.                               Under applicable law, in any situation where the directors of a publicly traded corporation undertake a transaction that will result in either: (i) a change in corporate control; or (ii) a breakup of the corporation’s assets, the directors have an affirmative fiduciary obligation to obtain the highest value reasonably available for the corporation’s shareholders, and if such transaction will result in a change of corporate control, the shareholders are entitled to receive a significant premium.  To diligently comply with these duties, the directors and/or officers may not take any action that:

(a)                                 adversely affects the value provided to the corporation’s shareholders;

(b)                                 will discourage or inhibit alternative offers to purchase control of the corporation or its assets;

(c)                                  contractually prohibits them from complying with their fiduciary duties;

(d)                                 will otherwise adversely affect their duty to search and secure the best value reasonably available under the circumstances for the corporation’s shareholders; and/or

(e)                                  will provide the directors and/or officers with preferential treatment at the expense of, or separate from, the public shareholders.

35.                               In accordance with their duties of loyalty and good faith, the Individual Defendants, as directors and/or officers of Telular, are obligated under applicable law to refrain from:

(a)                                 participating in any transaction where the directors’ or officers’ loyalties are divided;

(b)                                 participating in any transaction where the directors or officers receive, or are entitled to receive, a personal financial benefit not equally shared by the public shareholders of the corporation; and/or

(c)                                  unjustly enriching themselves at the expense or to the detriment of the public shareholders.

36.                               Defendants are also obliged to honor their duty of candor to Telular’s shareholders by, inter alia, providing all material information to the shareholders regarding a scenario in which they are asked to vote their shares.  This duty of candor ensures that shareholders have all information that will enable them to make informed, rational and intelligent decisions about whether to vote their shares.

37.                               Because the Individual Defendants are knowingly or recklessly breaching their duties of loyalty, good faith and independence in connection with the Proposed Acquisition, the burden of proving the inherent or entire fairness of the Proposed Acquisition, including all aspects of its negotiation, structure, price and terms, is placed upon defendants as a matter of law.

FACTUAL ALLEGATIONS

38.                               Headquartered in Chicago, Illinois, Telular develops and distributes products and services that utilize wireless networks to provide data connectivity among people and machines in the United States and Canada.  It provides its Telguard solution, which consists of a specialized terminal unit that interfaces with commercial security control panels and then communicates with Telular’s event processing servers to provide real-time transport of alarm signals from residential and commercial locations to an alarm company’s central monitoring station.  The Company’s Telguard solution supports residential and commercial security dealers.  It also offers TankLink solution, which combines a specially designed cellular communicator, wireless data services, and a Web-based application, which allows end-users to remotely monitor the level of product contained in a given tank vessel.  The Company provides TankLink systems for use in fuel and lubricant tanks, as well as in industrial chemicals, food additives, and waste water treatment.  In addition, it operates as wireless data reseller and service provider.  Telular sells its products through a sales network to security equipment distributors and security dealers.

39.                               On April 29, 2013, Telular and Avista announced that that they had entered into the Merger Agreement pursuant to which Avista will purchase Telular for $12.61 per share net in cash and approximately $18.5 million in assumed net debt, or approximately $253 million in total consideration.  The Proposed Acquisition price of $12.61 per share undervalues Telular’s intrinsic value and stand-alone alternatives going forward.

40.                               The Proposed Acquisition was announced in an exhibit to a Form 8-K filed with the SEC, which stated in relevant part:

Telular Corporation (“Telular”) and Avista Capital Partners (“Avista”) today jointly announced that they have entered into a definitive agreement providing for the acquisition of Telular for $12.61 per share net in cash and approximately $18.5 million in assumed net debt, or approximately $253 million in total consideration.  The purchase price represents a 31% premium to the closing share price on April 26, 2013, the last full trading day before today’s announcement, and a 27% premium to the 60-day average share price.  The proposed acquisition has fully committed financing and is currently expected to close within 50-75 days.

“This announcement represents a very positive event for our shareholders,” said Joe Beatty, chief executive officer of Telular.  “We are proud of our nineteen years as a public company, during which we believe we have served our shareholders well, and the partnership with Avista will allow the Company to expand and build on its success to date.  For our customers, we will continue to deliver the best remote wireless monitoring and tracking solutions available in the markets we serve,” concluded Mr. Beatty.

Brendan Scollans, Partner at Avista, said, “Telular’s strong position in three rapidly growing machine-to-machine communications end markets and compelling recurring revenue business model make it a highly attractive platform for Avista.  We are looking forward to working with Telular’s talented management team to drive the next phase of the Company’s growth both organically and through acquisitions.”

Under the terms of the definitive agreement, an entity controlled by Avista will promptly commence a tender offer to purchase any or all of the outstanding shares of Telular common stock for $12.61 net in cash.  The closing of the tender offer is subject to customary terms and conditions, including the tender of at least two-thirds of Telular’s outstanding shares of common stock, the expiration or termination of the waiting period under the Hart Scott Rodino Antitrust Improvement Act of 1976, and the receipt of any applicable consents or approvals from the Federal Communications Commission.

The definitive agreement also provides for the parties to effect, subject to customary conditions, a “short-form” merger without a meeting of Telular’s shareholders immediately following the completion of the tender offer, which merger would result in all shares not tendered being converted into the right to receive $12.61 per share net in cash, without interest.

The Board of Directors of Telular has unanimously approved the proposed acquisition by Avista and recommends that Telular shareholders tender their shares in the forthcoming tender offer.  Mr. Beatty will remain as president and CEO until the closing of the proposed acquisition.

Under the definitive agreement, Telular may solicit superior proposals from third parties through May 29, 2013.  It is not anticipated that any developments will be disclosed with regard to this process unless Telular’s Board of Directors makes a decision with respect to a potential superior proposal.  There are no guarantees that this process will result in any superior proposal being made or accepted by Telular’s Board of Directors.

Telular plans to release its fiscal second quarter earnings after the market closes on Thursday, May 2, 2013 and will not hold a conference call to discuss earnings given the announced sale of the company.  Furthermore, under the terms of the definitive agreement, the Telular Board of Directors is prohibited from declaring any dividends prior to the closing of the proposed acquisition.

Oppenheimer & Co. Inc. is acting as exclusive financial advisor and Kelley Drye & Warren LLP and Covington & Burling LLP are acting as legal advisors to Telular.  Kirkland & Ellis LLP is serving as legal advisor to Avista.  SunTrust Robinson Humphrey, Inc. is acting as financial advisor to Avista and has provided the debt financing commitment for the acquisition.

41.                               The Proposed Acquisition is the product of a hopelessly flawed process that is designed to ensure the sale of Telular to Avista on terms preferential to defendants and other Telular insiders and to subvert the interests of plaintiff and the other public stockholders of the

Company.  The Proposed Acquisition is being driven entirely by the vacuum created by the recent retirement of the Company’s CEO and President, Beatty, who announced his retirement on January 27, 2013, effective May 4, 2013.  Beatty’s retirement left the Company ripe for a fire sale to a bidder like Avista, a private equity firm who has promised to give Company management employment with the post-acquisition entity.

42.                               The Proposed Acquisition, if consummated, will give Beatty the best of both worlds.  He will retire as anticipated once the Proposed Acquisition closes, and will be able to immediately cash out all his illiquid equity holdings in the Company and secure his entire golden parachute payments when he is cashed out with the rest of the Company’s shareholders.  Absent the Proposed Acquisition, Beatty would have had to wait years for his compensation to vest and become exercisable, and even then he would have been precluded by insider trading rules and business realities from dumping his stock on the open market.

43.                               The Board and Company management will also directly benefit from the Proposed Acquisition, as they will be able to also cash out their millions of dollars in illiquid Company holdings.  Thus, Board members are conflicted and serving their own financial interests rather than those of Telular’s other shareholders.

44.                               The Proposed Acquisition price drastically undervalues the Company’s prospects and is the result of an entirely unnecessary sales process.  On January 31, 2013, the Company reported first quarter 2013 adjusted EBITDA of $5.9 million, and reiterated guidance for fiscal year 2013 adjusted EBITDA of $23.5 to $25.5 million.  The Company also paid shareholders a dividend of $2 million.  That positive import of that news, however, was stymied by the announcement of Beatty’s retirement and the lack of any real succession plan for a CEO, which put a temporary damper on the Company’s sales.  Rather than undertake a stand-alone go forward process, the Board decided to run a fire sale for the Company and select the first bidder willing to retain management and take the Company private, thus alleviating the Board from have to preside over a publicly traded company during management turnover.  That unfair process resulted in the unfair Proposed Acquisition.

45.                               These events were set forth in a press release on January 31, 2013, which stated in relevant part:

Telular Corporation Reports First Quarter 2013 Results

•                  Event Monitoring Revenue Increases 17% Over Prior Year Period

•                  Company Delivers Adjusted EBITDA of $5.9 Million

•                  Company Reiterates Fiscal Year 2013 Adjusted EBITDA Guidance

•                  Company Declares Regular Quarterly Dividend of $0.12 Per Share

•                  CEO Transition Plan Announced

…Telular Corporation, a global leader in helping businesses use wireless networks for remote monitoring and tracking, today announced financial results for the first fiscal quarter of 2013 ended December 31, 2012.  In the first quarter of 2013, Telular reported revenue of $24.8 million, including $14.0 million from recurring services, and pre-tax income of $3.4 million.

First quarter 2013 Adjusted EBITDA, a non-GAAP financial measure, was $5.9 million.  For further information about Adjusted EBITDA and a reconciliation of this measure to net income in accordance with GAAP, see the last page of this press release.

Total revenue from the Telguard and TankLink lines of business, representing all of the revenue within the Event Monitoring Segment, increased 17% over the prior year period to $15.6 million.

Total Telguard revenue was up 16% year-over-year to $13.5 million.  During the quarter, Telular sold approximately 37,300 Telguard units and activated 35,400 new Telguard subscribers.  The total number of Telguard subscribers increased sequentially to 621,800 while average revenue per unit, or ARPU, increased sequentially to $4.45 for the quarter.

Total TankLink revenue increased 22.5% over the prior year period to $2.1 million, including service revenue of $1.1 million.

In the Asset Tracking segment, SkyBitz revenue was $9.2 million, including product revenue of $4.6 million and recurring service revenue of $4.6 million.

Adjusted EBITDA for Event Monitoring and Asset Tracking was $5.5 million and $1.2 million respectively, excluding corporate expenses of $0.8 million.

For both segments combined, Telular ended the period with over 850,900 billable units realizing an ARPU of $5.51.  The average selling price, or ASP, for the 50,800 monitoring and tracking hardware units sold during the period was $204.

“We had a strong start to 2013, as our business units combined to deliver strong growth in Adjusted EBITDA during the first quarter,” commented Joe Beatty, president and chief executive officer of Telular Corporation.  “Looking ahead, we have a very well defined growth strategy centered on releasing key service enhancements during the year and leveraging these new services to improve our market position in each line of business.”

“Based on our strong results this quarter and the high visibility in our recurring revenue model, we are reiterating our guidance for fiscal year 2013 Adjusted EBITDA of $23.5 - $25.5 million,” stated Jonathan Charak, chief financial officer.  “We remain dedicated to generating operating cash flow and delivering a regular, quarterly dividend to our shareholders.”

Telular declared a quarterly dividend of $0.12 per share on its common stock, payable February 26, 2013, to shareholders of record as of the close of business on February 19, 2013.  During the first quarter, the Company paid shareholders a dividend totaling $2.0 million.

CEO Transition Plan

Telular also announced today that president and chief executive officer Joe Beatty will be stepping down due to personal, family-related reasons.  Mr. Beatty will continue to serve as president and chief executive officer and on the board of directors until Telular’s second quarter earnings announcement, currently scheduled for May 2, 2013.  The Company’s board of directors will initiate a search process and retain an executive search firm to identify the next president and chief executive officer.  The search process will include a full review of external and internal candidates.  During the interim period, Mr. Beatty will work closely with the Company’s entire management team to aid in the smooth transition to new leadership.

46.                               In order to lock up the Proposed Acquisition, and the material benefits for themselves and Company management, the Board agreed to numerous preclusive deal protection devices that guarantee the success of the Proposed Acquisition for Avista.  These provisions include: (i) a window-dressing go-shop designed to make the process appear fair when it is not, followed by a no-shop clause that prevents Telular from providing confidential Company information to, or even communicating with, potential competing bidders except under extremely limited circumstances; (ii) information rights that require Telular to share highly sensitive information about potential competing proposals with Avista; (iii) matching rights that allow Avista four business days to match any superior proposal; (iv) a termination fee provision that requires Telular to pay Avista as much as $8.2 million if Telular terminates the Proposed Acquisition in favor of a competing proposal; (v) a tender offer structure for the Proposed Acquisition that will unduly limit the time competing bidders have to put together a proposal; and (vi) a top-up provision that will allow defendants to close the Proposed Acquisition without a shareholder vote and skirt the requirement under the law that at least 90% of shareholders must consent by tender before a short form merger can be accomplished.  These provisions unduly bind the Board to the Proposed Acquisition and make it highly unlikely that the Board will fulfill its fiduciary duties in the future without this Court’s intervention.

47.                               In pursuing the unlawful plan to sell the Company for less than fair value and pursuant to an unfair process, defendants have breached their fiduciary duties of loyalty, due care, independence, candor, good faith and fair dealing, and/or have aided and abetted such breaches.  Moreover, the deal protection devices operate to block any other potential acquirers, rendering unlikely any alternative proposals to acquire Telular.  Consequently, immediate judicial intervention is warranted here to rectify existing and future irreparable harm to the Company’s shareholders.  Plaintiff seeks equitable relief only to enjoin the Proposed Acquisition or, alternatively, rescind the Proposed Acquisition in the event it is consummated.

FIRST CAUSE OF ACTION

Claim for Breach of Fiduciary Duties
Against the Individual Defendants

48.                               Plaintiff repeats and realleges each allegation set forth herein.

49.                               Defendants have knowingly and recklessly and in bad faith violated fiduciary duties of care, loyalty, good faith, and independence owed to the public shareholders of Telular and have acted to put the interests of Avista ahead of the interests of Telular’s shareholders.

50.                               By the acts, transactions and courses of conduct alleged herein, defendants, individually and acting as a part of a common plan, knowingly or recklessly and in bad faith are attempting to unfairly deprive plaintiff and other members of the Class of the true value of their investment in Telular.

51.                               As demonstrated by the allegations above, defendants knowingly or recklessly failed to exercise the care required, and breached their duties of loyalty, good faith and independence owed to the shareholders of Telular because, among other reasons, they failed to:

(a)                                 fully inform themselves of the market value of Telular before entering into the agreement for the Proposed Acquisition;

(b)                                 act in the best interests of the public shareholders of Telular common stock;

(c)                                  maximize shareholder value;

(d)                                 obtain the best financial and other terms when the Company’s independent existence will be materially altered by the Proposed Acquisition; and

(e)                                  act in accordance with their fundamental duties of good faith, due care and loyalty.

52.                               By reason of the foregoing acts, practices and course of conduct, defendants have knowingly or recklessly and in bad faith failed to exercise ordinary care and diligence in the exercise of their fiduciary obligations toward plaintiff and the other members of the Class.

53.                               Unless enjoined by this Court, defendants will continue to knowingly or recklessly and in bad faith breach their fiduciary duties owed to plaintiff and the Class, and may consummate the Proposed Acquisition, which will exclude the Class from the maximized value they are entitled to, all to the irreparable harm of the Class.

54.                               As a result of defendants’ unlawful actions, plaintiff and the other members of the Class will be irreparably harmed in that they will not receive the real value of their equity ownership of the Company.

55.                               Plaintiff and the other members of the Class have an inadequate remedy at law.  Only through the exercise of this Court’s equitable powers can plaintiff and the Class be fully protected from the immediate and irreparable injury which defendants’ actions threaten to inflict.

SECOND CAUSE OF ACTION

Aiding and Abetting the Individual Defendants’ Breaches
of Fiduciary Duty Against Defendants Telular and Avista

56.                               Plaintiff repeats and realleges each allegation set forth herein.

57.                               Defendants Telular and Avista are sued herein as alders and abettors of the breaches of fiduciary duties outlined above by the Individual Defendants as members of the Board of Telular.

58.                               The Individual Defendants breached their fiduciary duties of good faith, loyalty and due care to Telular’s shareholders by failing to:

(a)                                 fully inform themselves of the market value of Telular before entering into the Proposed Acquisition;

(b)                                 act in the best interests of the public shareholders of Telular common stock;

(c)                                  maximize shareholder value;

(d)                                 obtain the best financial and other terms when the Company’s independent existence will be materially altered by the Proposed Acquisition; and

(e)                                  act in accordance with their fundamental duties of good faith, due care and loyalty.

59.                               Such breaches of fiduciary duties could not and would not have occurred but for the conduct of defendants Telular and Avista, who, therefore, aided and abetted such breaches via entering into the Merger Agreement.

60.                               Defendants Telular and Avista had knowledge that they were aiding and abetting the Individual Defendants’ breaches of their fiduciary duties to Telular’s shareholders.

61.                               Defendants Telular and Avista rendered substantial assistance to the Individual Defendants in their breaches of fiduciary duties to Telular’s shareholders.

62.                               As a result of the conduct of defendants Telular and Avista of aiding and abetting the Individual Defendants’ breaches of fiduciary duties, plaintiff and the other members of the Class have been and will be damaged in that they have been and will be prevented from obtaining a fair price for their shares.

63.                               As a result of the unlawful actions of defendants Telular and Avista, plaintiff and the other members of the Class will be irreparably harmed in that they will not receive fair value for Telular’s assets and business, and will be prevented from obtaining the real value of their equity ownership in the Company.  Unless the actions of defendants Telular and Avista are enjoined by the Court, they will continue to aid and abet the Individual Defendants’ breaches of their fiduciary duties owed to plaintiff and the other members of the Class, and will aid and abet a process that inhibits the maximization of shareholder value and the disclosure of material information.

64.                               Plaintiff and the other members of the Class have no adequate remedy at law.

PRAYER FOR RELIEF

WHEREFORE, plaintiff demands injunctive relief against defendants as follows:

A.                                    Declaring that this action is properly maintainable as a class action;

B.                                    Declaring and decreeing that the Merger Agreement was entered into in breach of the fiduciary duties of defendants and is therefore unlawful and unenforceable;

C.                                    Enjoining defendants, their agents, counsel, employees, and all persons acting in concert with them from finalizing and consummating the Proposed Acquisition, unless and until the Company adopts and implements a procedure or process to: (i) obtain the highest possible value for shareholders; and (ii) provide all material disclosures to shareholders to enable them to make informed decisions about whether to vote in favor of the Proposed Acquisition;

D.                                    Directing the Individual Defendants to exercise their fiduciary duties to obtain a transaction which is in the best interests of Telular’s shareholders until the process for the sale or auction of the Company is completed and the highest possible value is obtained;

E.                                     Rescinding, to the extent already implemented, the Merger Agreement or any of the terms thereof;

F.                                      Awarding plaintiff the costs and disbursements of this action, including reasonable attorneys’ and experts’ fees; and

G.                                    Granting such other and further equitable relief as this Court may deem just and proper.

DATED: May 2, 2013	LASKY, RIFKIND, LTD.
NORMAN RIFKIND
AMELIA S. NEWTON

NORMAN RIFKIND

351 West Hubbard Street, Suite 401
Chicago, IL 60654
Telephone: 312/634-0057
312/634-0059 (fax)

ROBBINS GELLER RUDMAN & DOWD LLP
RANDALL J. BARON
A. RICK ATWOOD, JR.
DAVID T. WISSBROECKER

655 West Broadway, Suite 1900
San Diego, CA 92101
Telephone: 619/231-1058
619/231-7423 (fax)

Attorneys for Plaintiff